L'esprit Cruises, Inc.



LETTER   ⌄

Dear investors,

Your belief in this project matters. You are helping bring to life a new luxury maritime shore excursion — one built on elegance, innovation, and unforgettable experiences. What we're building isn't just another cruise concept — it's an entirely new category in the luxury Tours & Activities Segment.

We'll continue to share milestones as we move forward. If you know potential investors, partners, or brand champions who may align with our mission, we'd love your introductions.

We need your help!

Now is a powerful moment to lean in:
✅ Increase your investment if you believe in our momentum
✅ Share our campaign with friends, colleagues, and networks who may want to invest

✅ Introduce us to potential investors or strategic partners
✅ Help us close this round faster so we can accelerate ship development
Every investment, referral, and share moves us closer to launch.
If you believe in building the future of luxury day cruising — this is your moment to double down.

Sincerely,

Gordon Merritt

Development Team Head, Founder

How did we do this year?



REPORT CARD

B+

☺ **The Good**

Community Round went well. Friends, family, associates rapidly responded to kick starting L'esprit.

Exterior design and interior design made significant conceptual progress.

Major progress in our launch destination in Aruba.

☹ **The Bad**

Slow progress in fundraising traction.

Time requirement longer than expected to refine our business overview, financial narrative, and investor presentation.

Pitch Deck narrative was pointed is a direction that created poor activity in the investor community.

2025 At a Glance

January 1 to December 31



$0

Revenue



-$27,536

Net Loss



$0

Short Term Debt



$221,136

Raised in 2025



$263

Cash on Hand

INCOME   BALANCE   NARRATIVE

$0   ● Revenues   ● Profit $0

-$27,536

-$90,242

2024   2025

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -10,483%   Earnings per Share: $0.00

Revenue per Employee: $0   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 0%


L__esprit_Cruises_GAAP_Financial_Report.docx.pdf

We ♥ Our 85 Investors

Thank You For Believing In Us

Edward Flounoy Jr.	Antonio R Arrendell	Thomas Lee Robertson III	D Coney	Erika Huerta-Garlington	Trae Heather
George Limen	Jackie Frederick	Andre Harrell	Janelle Hazell	Ace Irvinski	Linda Dorsey
Gordon Merritt	Lc Delone	Sandra Small	Nycole Ray	Nicole Rollins-Player	Landon "Crash Landon"...
Phillip Merritt	James Cooper	Valarie Maxey	Celeste T.	Jasmine Loney	Kimberlee Carr
Sharonda Muwwakkil	Faith Loney	Anthony P Seymour Jr	De Jerald McMEO	Tom L Hampton	XAOS Tech
Leroy Young	Katina Washington	Naurice Jones	Moncellia Scott	Carey Goodley	Marcelo Grant
Mercile Pierce	Paul Kapsar	Elke Zoe	Lakeith Lee	Jared Morgan	Christina Potts
Kenneth Jones	Tammy Loney-Akhigbe	Roxanne Riley	Edward Kelly Medlock	Deborah Merritt	Christopher And Adrienne...
D'anna Savage	La Tonya Perkins	Van Momon	Fabienne Merritt	Debra Kurt	Amber Kirkland
Gerry Ranglas	Darci De La Cruz	Mikeya Claxton	Vanessa Stafford	Gerald Pattilo	Anthony Hudson
Debbie Pryse	Corlyss Jenkins	Rulon Johnson	Marianne Marie Wengert	Eric Scott Seigel	Saint-Michael Grayson

Johanne Thurel	Roseline Minch	Yolandra Plummer	C.K. WiseHill	Michele Ukaegbu	Joseph Reese
Donna Bynum Cathcart	David Irvin	Debra Rowe	Keante Hendricks	Melia Rainer	John Letbetter

Thank You!

From the L'esprit Cruises, Inc. Team



Gordon Merritt in

Development Team Head, Founder

Founder of L'esprit Cruises. Travel industry entrepreneur with 30+ years experience. Launched one of the first cruise-only websites in 1995 and a tours platform with 124 operators. Acquired and operated a day-cruis...



Deborah Merritt in

Development Team/CoFounder/Marketing Operations

Co-founder of L'esprit Cruises. Luxury travel specialist with 27+ years experience marketing and selling premium cruises and global travel. Co-launched one of the first cruise-only websites in 1995 and co-owns a luxury travel...



Deuce Merritt

Development Team/CoFounder/Corporate Operations

Development team member with experience in tourism operations and finance. Helped launch a tours platform with 124 operators and

operated a day-cruise company in Aruba.
Former branch manager for a major financial...

Details

The Board of Directors

Director	Occupation	Joined
Gordon Merritt	CEO @ L'esprit Cruises	2017

Officers

Officer	Title	Joined
Gordon Merritt	President	2017

Voting Power ?

Holder	Securities Held	Voting Power
Gordon Merritt	10,010,200 Common Stock & Preferred Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2025	$73,212	Safe	Regulation Crowdfunding
04/2025	$73,212		4(a)(6)
04/2025	$74,712		Regulation Crowdfunding

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	10,000,000	10,000,000	No

Preferred Stock	10,000,000	10,000,000	No
Common Stock	10,200	10,200	Yes

Warrants: 0

Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

After receiving Community Funding, we will have to raise Seed Capital, construction funding, transportation funding, and working capital before we can start operations. There is the risk that total funding may not be achieved.

Day to day operations may be impacted by bad weather, fuel availability, and water, thereby loosing significant revenues. Also, our ship could get damaged and taken out of service for repairs.

There is a risk of not attracting a properly qualified Management Team. Also, we run the risk of not finding qualified ship's personnel from the island's resident population.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Since our ship is unique and expensive to board, we may find that our services require a major change in consumer behavior and therefore require a longer period of time to breakeven.

We anticipate that we will need to raise roughly $30M in order to complete the construction of our first ship. Failure to raise the necessary funds could be detrimental to our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large maximize value for shareholders. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor  ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ❓ for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing

market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

L'esprit Cruises, Inc.

Florida Corporation

Organized June 2017

1 employees

6008 Orchard Tree Ln

Tamarac FL 33319 http://www.lespritcruises.com

Business Description

Refer to the L'esprit Cruises, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

L'esprit Cruises, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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